NO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42438

COINCHECK GROUP N.V.
(Translation of registrant’s name into English)

Nieuwezijds Voorburgwal 162
1012 SJ Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

On January 8, 2026, Coincheck Group N.V. (“Coincheck Group”) announced that it has entered into a stock purchase agreement (the “SPA”) with its majority shareholder, Monex Group, Inc. (“Monex”), as seller, for Coincheck Group to acquire approximately 97% beneficial ownership of 3iQ Corp., one of the world’s leading alternative digital asset managers. On the terms and subject to the conditions set forth in the SPA, based on an agreed value for 3iQ of USD 111,840,476, and an agreed value for Coincheck Group ordinary shares of USD 4.00 per ordinary share, Coincheck Group will acquire all issued and outstanding shares beneficially owned by Monex in 3iQ’s holding company, constituting approximately 97% beneficial ownership of 3iQ, in exchange for 27,149,684 newly issued Coincheck Group ordinary shares (the “Acquisition”). The SPA also contemplates that between signing and closing of the Acquisition, Coincheck Group will offer to acquire the remaining beneficial ownership of 3iQ from 3iQ’s minority shareholders in exchange for up to 810,435 newly issued Coincheck Group ordinary shares, which is based on the same valuation of Coincheck Group as the valuation used to determine the number of Coincheck Group ordinary shares that would be issued to Monex in exchange for Monex’s beneficial ownership of 3iQ. Closing of the Acquisition, which is subject to customary undertakings and certain conditions, including regulatory approvals and confirmatory due diligence, is expected during the second calendar quarter of 2026.

A copy of the press release announcing the proposed Acquisition is furnished as exhibit 99.1 to this Report on Form 6-K.

The information in this Report on Form 6-K (excluding exhibit 99.1) is incorporated by reference into Coincheck Group’s Registration Statement on Form S-8 (File No. 333-286190), to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including in respect of Coincheck Group’s proposed acquisition of 3iQ. Any statements that express or involve predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions, or future events or performance are not statements of historical facts and should be considered forward-looking statements. Forward-looking statements are based on expectations, estimates, and projections at the time the statements are made and involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated, including the risks that 3iQ may not be successful, or improve its or Coincheck Group’s results or expansion of product and service offerings, including internationally, or increase Coincheck Group’s value or success, as expected, or at all, as well as the risks discussed in the filings of Coincheck Group with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended March 31, 2025, as such factors may be updated from time to time, which are or will be accessible on the SEC’s website at www.sec.gov. Forward-looking statements may be identified through the use of words such as “expects,” “will,” “anticipates,” “estimates,” “believes,” “looks to” or by statements indicating certain actions “may,” “could,” “should,” or “might” occur or similar words or phrases, or the negatives of those words or phrases. Coincheck Group undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law. Investors are cautioned not to place undue reliance on these forward-looking statements.

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by Coincheck Group N.V., dated January 8, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: January 8, 2026	By:	/s/ Gary A. Simanson
		Name:	Gary A. Simanson
		Title:	Chief Executive Officer and President